PROGEN
                                                              INDUSTRIES LIMITED

                                                      P.O. Box 28 Richlands D.C.
                                                       Queensland 4077 Australia
                                                      Telephone: +61 7 3273 9100
                                                      Facsimile: +61 7 3375 9318

                                                               ABN 82 010 975 61



28 April 2005

The Manager
Company announcements Platform
Australian Stock Exchange Limited
Level 4
20 Bridge Street
SYDNEY NSW 2000


Dear Sir

RE:     NOTIFICATION OF OPTION EXPIRY

The attached letter has today been sent to all holders of the Company's listed options (PGLO) that expire on 31 May 2005.


Yours Sincerely
Progen Industries Limited


/s/ Linton Burns


Linton Burns
Company Secretary


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                                                                          PROGEN
                                                              INDUSTRIES LIMITED

                                                      P.O. Box 28 Richlands D.C.
                                                       Queensland 4077 Australia
                                                      Telephone: +61 7 3273 9100
                                                      Facsimile: +61 7 3375 9318

                                                               ABN 82 010 975 61


26 April 2005




<<Name>>
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Dear  Option  Holder,

                      NOTICE - OPTIONS EXPIRING 31 MAY 2005

This is a reminder that $2.50 share options that you hold in Progen Industries Limited ("Progen") will expire at 5:00pm Brisbane time on Tuesday 31 May 2005. Your option holding may be exercised in whole or in part by payment of AUD$2.50 for each option. If payment is not received by 5:00pm Brisbane time on 31 May 2005 the options will lapse and all rights under the options will cease at that time.

Some  courses  of  action  available  to  you  as  an  option  holder  are:

     a) Exercise the options before 31 May 2005 by completing the enclosed Option Expiry Notice and return it together with a cheque for the total exercise amount of $2.50 per option. Cheques should be made payable to Progen Industries Limited. There are no additional costs such as commissions or brokerage in relation to the exercise of your options.

     b) Sell your options. Options are traded under the symbol PGLO on the Australian Stock Exchange (ASX). Quotations of the warrants will cease at the close of trading in Australia on 24 May 2005 and it is expected that the underlying ordinary shares will be quoted on a deferred settlement basis from 25 May 2005.

     c) Do nothing, i.e. allow your options to expire. If you do not exercise or sell your options they will expire on 31 May 2005 and your right to subscribe for ordinary shares in Progen at AUD$2.50 per share will lapse.

There is no obligation by option holders to exercise their options. However, under paragraph 6.1, of Appendix 6A of the ASX Listing Rules, the Company is required to advise option holders of the information contained in this notice. Recent market sale prices of Progen ordinary shares listed on the ASX are as follows:


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Latest  available  share  price                     22  April  2005       $3.35
Highest  market  price  in  past  three  months     2  February  2005     $4.55
Lowest  market  price  in  past  three  months      4  April  2005        $2.70

We anticipate dispatching certificates for the underlying ordinary shares you receive in Progen from exercising your options on 15 June 2005.

We have included a recent Open Briefing interview with our Managing Director and thank you in anticipation of your ongoing support. Should you have any queries in regards to the exercise of your options please contact our registry on 1300 850 505.



Yours  sincerely,


/s/ Linton Burns


Linton  Burns
Company  Secretary